First Trust Exchange-Traded Fund
120 East Liberty Drive
Wheaton, Illinois 60187

July 22, 2020

Via EDGAR Correspondence

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	First Trust Exchange-Traded Fund, on behalf of First Trust Dow 30 Equal Weight ETF, a series of the Registrant Registration Statement on Form N-14 (File No. 333-237923)

Ladies and Gentlemen:

The undersigned, First Trust Exchange-Traded Fund (the “Registrant”), on behalf of First Trust Dow 30 Equal Weight ETF, a series of the Registrant, pursuant to the provisions of Rule 461 of the General Rules and Regulations (the “General Rules”) of the Securities and Exchange Commission (the “Commission”) under the Securities Act of 1933, as amended, hereby respectfully requests that the Commission grant acceleration of the effectiveness of Pre-Effective Amendment No. 1 to the Registrant’s Registration Statement on Form N-14 referenced above so that it will become effective on July 22, 2020 or as soon thereafter as practicable.

We appreciate your consideration of this request. Please call Jonathan Koff of Chapman and Cutler LLP at (312) 845-2978 or William Hermann of Chapman and Cutler LLP at (312) 845-3895 with any comments or questions concerning this request.

Very truly yours,

First Trust Exchange-Traded Fund, on behalf of

First Trust Dow 30 Equal Weight ETF, a
series of the Registrant

By:          /s/ Kristi A. Maher

Kristi A. Maher, Assistant Secretary